EXHIBIT 17

From: Chia Soo
Sent: Wednesday, April 12, 2017 10:43 PM
To: Bruce Stroever; Bill Coffin; Delshad Jimmy; Amir Heshmatpour; John J. Booth
Cc: Steve LaNeve; Jeffrey Frelick; Deina Walsh; Ben Wu; Chia Office; Eric Ting
Subject: Termination letter from Stroever to the Founders

Dear BBC Board,

This is to let you know that all three Founders have been unilaterally terminated by Stroever without cause and without a vote from the full board.

Despite agreement of the board to have management discuss with the Founders the conduct of the next set of pivotal large animal studies, this has not happened and the Founders have been kept in the dark.

We do not agree with this manner of running the company from both a scientific and a corporate sense.

The April 11, 2017 8-K filling contains erroneous information that the Founders were in breach. The three scientific Founders have fulfilled all contractual obligations and the Company terminated the contracts due to financial limitations.

Effective today, April 12, 2017, we (Ben and Chia) are resigning from the BBC Board—and all three of the Founders (Eric, Ben, and Chia) are resigning from the Scientific Advisory Board.

Please take our information and publications off of the website.

Eric, Ben, and Chia